UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2025

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Reconquista 330

C1003ABG Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders Meeting to be held on April 22, 2025

Autonomous City of Buenos Aires, March 19, 2025

Messrs.

Securities and Exchange Commission

Bolsas y Mercados Argentinos S.A.

Mercado Abierto Electrónico S.A.

Present

RE: Relevant information – Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders’ Meeting to be held on April 22, 2025

Buenos Aires, March 19, 2025 – Argentina. Grupo Supervielle S.A. (NYSE: SUPV) (BYMA: SUPV), (“Supervielle” or the “Company”) a financial services group headquartered in Argentina, reports that on the date hereof the Board of Directors of the Company issued the voting recommendations and motion proposals regarding the Agenda items that will be considered at the Ordinary and Extraordinary Shareholders’ Meeting to be held on April 22, 2025, according to the text that is hereinbelow transcribed.

Yours faithfully,

_______________________

Ana Bartesaghi

Deputy Head of Market Relations

Grupo Supervielle S.A.

GRUPO SUPERVIELLE S.A.

Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders’ Meeting to be held on April 22, 2025.

The following are the recommendations made by the Board of Grupo Supervielle S.A. or the motion proposals on the Agenda items that will be considered at the Ordinary and Extraordinary Shareholders’ Meeting of the Company to be held on April 22, 2025 at 3 pm (the “AGM”).

1.	Appointment of two shareholders to sign the Shareholders’ Meeting Minutes.

It is recommended that the AGM appoint two attending shareholders to sign the minutes, without suggesting specific names.

2.	Consideration of the documentation required by section 234, subsection 1 of the Law No. 19,550, for the fiscal year ended December 31, 2024.

The Board of Directors recommends to vote for the approval of all the documents, pursuant to section 234, subsection 1 of Law No. 19,550, related to the fiscal year ended December 31, 2024. Such documentation is available on the website of the Argentine Securities Commission (Comisión Nacional de Valores or “CNV”) www.argentina.gob.ar/cnv and at www.gruposupervielle.com.

3.	Consideration of the performance of the Board of Directors during the fiscal year ended December 31, 2024.

During the exercise under consideration, the Board of Directors was comprised of the following members:

Chairman  Julio Patricio Supervielle

First Vice-Chairman  Emérico Alejandro Stengel

Second Vice-Chairman  Atilio Dell’Oro Maini

Regular Directors  Eduardo Pablo Braun

 Laurence Nicole Mengin de Loyer

Hugo Enrique Santiago Basso

 José María Orlando

It is hereby recorded that on September 23, 2024, the Company received a notification from Mr. Emérico Alejandro Stengel informing of his resignation from the position of Regular Director, which was accepted by the Board of Directors on the same day. On that date, the positions were redistributed, with Mr. Atilio Dell’Oro Maini assuming the role of First Vice Chairman and Ms. Laurence Nicole Mengin de Loyer assuming the role of Second Vice Chairman.

The Board of Directors abstains from issuing an opinion on the matter and expects the Shareholders to approve the performance of the Board of Directors.

4.	Consideration of the performance of the Supervisory Committee during the fiscal year ended December 31, 2024.

During the exercise under consideration, the Supervisory Committee was comprised of the following members:

Regular Syndics           Enrique José Barreiro

Carlos Alfredo Ojeda

María Valeria Del Bono Lonardi

Alternate Syndics        Carlos Enrique Lose

Roberto Aníbal Boggiano

Jorge Antonio Bermúdez

It is hereby recorded that on December 27, 2024, the Company received a written notification from Mr. Enrique José Barreiro informing of his resignation from the position of Regular Syndic.

The Board of Directors abstains from issuing an opinion on the matter and expects the Shareholders to approve the performance of the Supervisory Committee.

5.

Consideration of the Board of Directors remuneration amounting to AR$744.995.260 (AR$599.156.794 at historical values) for the fiscal year ended December 31, 2024, which resulted in a computable utility under the terms of the Rules of the Argentine Securities Commission.

The Shareholders Meeting is presented with a proposal to set the Board of Directors fees for the tasks performed during the fiscal year ended December 31, 2024, at $744.995.260 ($599.156.794 at historical values). It is hereby recorded that the Supervisory Committee issued a favorable opinion regarding the reasonableness of the proposed fees for the Board of Directors.

Furthermore, it is communicated for informational purposes only that the fees paid to directors of Grupo Supervielle S.A. by the Company and/or its controlled entities, including compensation earned during the fiscal year but payable at a future date (in accordance with the instructions of the Securities and Exchange Commission for Form 20-F, Part I – Item 6.B), amounted to a total of $4.567.890.853.

6.	Consideration of the remuneration to the Supervisory Committee for the fiscal year ended December 31, 2024.

The Shareholders Meeting is presented with a proposal to set the fees for the Supervisory Committee as compensation for the tasks performed during the fiscal year ended December 31, 2024, at $10.475.026, to be allocated as follows: $4.971.798 to Mr. Enrique José Barreiro, $4.971.798 to Mr. Carlos Alfredo Ojeda, and $531.430 to Ms. María Valeria Del Bono Lonardi.

7.	Determination of the number of Regular and Alternate members of the Board of Directors.

The Board of Directors makes no recommendations in this regard but informs that the terms of office of the regular directors, Mr. Julio Patricio Supervielle, Mr. Atilio Dell’Oro Maini, Mr. Eduardo Pablo Braun, and Mr. Hugo Enrique Santiago Basso, expires at the Shareholders' Meeting.

It is also recorded that Mr. José María Orlando has submitted his resignation from the position of Regular Director, which will be considered at the Shareholders Meeting.

The Company's controlling shareholder has stated that it will request to maintain the number of regular directors at six (6) and the number of alternate directors at two (2).

8.	Election of the regular members of the Board of Directors and determination of their mandate.

In accordance with the provisions of Article Nine of the Bylaws, which establishes the staggered renewal of the Board of Directors, the Company's controlling shareholder has submitted the following proposal:

(i) To renew the term of office for the following regular directors for a period of two fiscal years, until the Annual Shareholders' Meeting that considers the documents prescribed by Article 234, Section 1 of Law No. 19,550 for the fiscal year ending December 31, 2026: Mr. Julio Patricio Supervielle, Mr. Atilio Dell’Oro Maini, Mr. Eduardo Pablo Braun, and Mr. Hugo Enrique Santiago Basso; and

(ii) To accept the resignation of Mr. José María Orlando and appoint Mr. Gabriel Alberto Coqueugniot as his replacement as a regular director, with a term of office until the Annual Shareholders' Meeting that considers the documents for the fiscal year ended December 31, 2026.

The following is a summary of the professional background of the candidates:

Julio Patricio Supervielle holds a degree in Business Administration from the Universidad Católica Argentina and earned his master's degree from The Wharton School at the University of Pennsylvania. He has attended various executive training programs at Wharton, IESE, and Harvard. He joined Grupo Financiero Exprinter-Banex in 1986, where he held various positions at Banco Banex S.A., including General Manager, Director, and Chairman of the Board. He has led Grupo Supervielle for over 22 years, overseeing significant growth in equity, assets, deposits, and branch network expansion. Under his leadership, the group successfully completed some of its most significant acquisitions and launched its initial public offering (IPO) in 2016, with shares now traded on the New York Stock Exchange and Bolsas y Mercados Argentinos S.A. Currently, he serves as Chairman of the Board of Grupo Supervielle S.A., Banco Supervielle S.A., Sofital S.A.U.F. e I., InvertirOnline S.A.U., Portal Integral de Inversiones S.A.U., Espacio Cordial de Servicios S.A., Bolsillo Digital S.A.U., Supervielle Agente de Negociación S.A.U., IOL Holding S.A., and IOL Agente de Valores S.A. He has received several distinctions, including Endeavor Argentina’s Outstanding Entrepreneur of 2017, the 2018 KONEX Award, and the 2018 CICyP Award for Transparency. Julio Patricio Supervielle currently serves as Chairman of the Board of Grupo Supervielle S.A. and CEO of Grupo Supervielle.

Atilio María Dell’Oro Maini holds degrees in Law, Political Science, and Agricultural Production. In 1984, he joined the law firm Cárdenas, Cassagne & Asociados, where he was appointed partner in 1990. He worked in New York City as a foreign associate at White & Case in 1987 and at Simpson, Thacher & Bartlett from 1988 to 1989. In 1997, he worked at Linklaters & Paines, a global law firm based in London. Additionally, he completed the Program of Instruction for Lawyers at Harvard Law School. In 2003, he joined Cabanellas • Etchebarne • Kelly as a senior partner in the Banking and Capital Markets departments. He has extensive experience advising banks, financial institutions, corporations, and governments on a wide range of banking and financial transactions, both locally and internationally. He also served as a professor in the Master’s in Business Law program at the Universidad de San Andrés and is a member of the Buenos Aires Bar Association. Currently, he serves as First Vice President of Grupo Supervielle S.A. and Banco Supervielle S.A., as well as holding key leadership positions across various subsidiaries, including Sofital S.A.U.F. e I., Espacio Cordial de Servicios S.A., Supervielle Seguros S.A., Micro Lending S.A.U., InvertirOnline S.A.U., Portal Integral de Inversiones S.A.U., Supervielle Productores Asesores de Seguros S.A., Bolsillo Digital S.A.U., Supervielle Agente de Negociación S.A.U., and IOL Holding S.A.

Eduardo Pablo Braun holds a degree in Industrial Engineering from the Universidad de Buenos Aires, where he was awarded the Bunge & Born scholarship for academic excellence. He earned an MBA with a focus on Finance and Marketing from The Wharton School of the University of Pennsylvania in 1990. He is an international speaker on leadership, culture, and innovation, a business consultant, and the author of the book "Las personas primero: Chief Emotions Officers." He has taught at UC Berkeley programs and as a guest lecturer at prestigious institutions such as IMD, Babson College, and Yale School of Management, delivering presentations at academic and business forums in Singapore, Dubai, Germany, the United States, and other countries. He was a professor at the Universidad Católica Argentina (UCA) and Universidad de San Andrés. Between January 2016 and December 2019, he served as a Director representing the National Government at Aeropuertos Argentina 2000. From 1999 to 2011, he was Director of Grupo HSM, leading Global Programming and Speaker Relations. He is a Board Member of the multinational winery Cuvelier Los Andes. In 2018, he was responsible for the creation and leadership of the Advisory Council for the design of the Innovation Park in Buenos Aires. Previously, he was a founding partner of MIG, a management consultancy specializing in strategy and business development. His consulting career began at Booz Allen & Hamilton in Paris in 1990, where he worked on various projects across Europe, Brazil, and Argentina, combining consulting expertise with executive roles. He has been actively involved in several NGOs, including the Clinton Global Initiative, where he was a member for five years, and EMA (Esclerosis Múltiple Argentina). He is a Board Member of ICANA (Instituto Cultural Argentino Norteamericano) and President of Fundación G25. Currently, he serves as an Independent Regular Director of Grupo Supervielle S.A.

Hugo Enrique Santiago Basso holds a degree in Industrial Engineering from the Instituto Tecnológico de Buenos Aires (ITBA) and an MBA from The Wharton School of Business, University of Pennsylvania. He began his career at Banco Banex in 2004, where he successfully led the merger project with Société Générale Argentina. In 2007, he spearheaded the startup of "Cordial Negocios," a unit focused on microfinance. He later transitioned to the consulting sector, working for Mars & Co., where he was responsible for competitive strategy for multinational CPG companies. For the past nine years, he has lived in California, United States, where he has built a successful career in finance within the premium wine industry. After working at Treasury Wine Estates and E&J Gallo, he joined Jackson Family Wines, overseeing costing and inventory management for a portfolio of twenty luxury wineries. Currently, he serves as a Regular Director of Grupo Supervielle S.A. and Regular Director of Espacio Cordial de Servicios S.A.

Gabriel Alberto Coqueugniot holds a degree in Civil Engineering from the Pontificia Universidad Católica Argentina. He attended several seminars on Administration, Management Control, and Strategic Planning at the University of California, Berkeley, and the Massachusetts Institute of Technology, United States. He was a director and member of the Executive Committee of the former Banco Quilmes for 5 years until he was appointed Executive Vice President, a position he held until 1997 when Banco Quilmes was acquired by The Bank of Nova Scotia. He then dedicated himself to independent activities for four years, leading various ventures, not only in the financial sector but also in e-commerce. He joined Banco Banex S.A. in March 2001 as General Manager, and in 2004 he led the acquisition process of the Argentine subsidiary of Banco Société Générale. He served as Principal Director of Adval, Vice President of the Board of Tarjeta Automática, President of the Board of Sofital, and President of the Board of Supervielle Asset Management, and he was also Board Member of Grupo Supervielle and Banco Supervielle until February 2013. From that date, he participated as a Board Member in various companies in the real estate and agricultural sectors and advised in financial and capital market areas for construction companies, an activity he currently performs independently.

It is hereby informed that, in the event of the re-election as director of Mr. Eduardo Pablo Braun and the election of Mr. Gabriel Alberto Coqueugniot, both will be classified as “independent”, while Mr. Julio Patricio Supervielle, Mr. Atilio María Dell’Oro Maini, and Mr. Hugo Enrique Santiago Basso will be classified as “non-independent”, in accordance with the regulations of the National Securities Commission (Comisión Nacional de Valores – CNV).

Furthermore, it is informed that, if re-elected, Mr. Eduardo Pablo Braun will be classified as “independent” in accordance with the regulations of the United States Securities and Exchange Commission (SEC). Additionally, in the event that his appointment is approved by the Shareholders' Meeting, Mr. Gabriel Alberto Coqueugniot will also be classified as “independent” in accordance with the regulations of the United States Securities and Exchange Commission (SEC).

9.	Appointment of regular and alternate members of the Supervisory Committee.

The Board of Directors does not make recommendations in this regard, but informs that the controlling shareholder of the Company has informed that will propose to the AGM that Mrs. Miriam Arana, Mr. Carlos Alfredo Ojeda & Mrs. María Valeria Del Bono Lonardi be appointed as regular syndics and Mr. Carlos Enrique Lose, Mr. Roberto Aníbal Boggiano & Mrs. Jorge Antonio Bermúdez be appointed as alternate syndics, all for the term of one fiscal year, i.e. until the anual shareholders’ meeting of the Company that considers the documents set forth by article 234, subsection 1 of Law No. 19,550, corresponding to the fiscal year ending on December 31, 2025.

The following is a summary of the candidates’ professional background:

Miriam Arana, is a Certified Public Accountant and a graduate of the Universidad de Buenos Aires. She has extensive experience as an independent tax advisor and previously worked as an associate accountant at Estudio Liguori y Asociados, providing advisory services to companies such as Vidriería Argentina S.A., Grupo Saint-Gobain, Domec S.A., Transportes Fourlong S.A., and Carl Zeiss. Additionally, she served as Tax Manager at Maersk Line Group, overseeing tax matters for Argentina, Uruguay, and Paraguay until 2012. Currently, she serves as Regular Syndic at Supervielle Asset Management S.A.

Carlos Alfredo Ojeda holds a degree in Accountancy graduated from Universidad de Buenos Aires. He was an Internal Audit Manager of the International Division of Gillette Company until 1977, and worked in Argentina, Brazil, Chile and Perú. He was a partner of a major local audit firm until 1995. He is a consultant on audit and corporate issues and has an active participation in management and control aspects of corporations in various industries. He has lectured at Universidad de Buenos Aires, including courses on Financial Planning and Budget Control and Audit and Management Control. He was also a speaker at various seminars and courses in his areas of specialty. He is a co-author of Auditoría – Técnica y Práctica and Normas para la Presentación de Estados Contables de Sociedades por Acciones. He is also a contributor to the publication Doctrina Societaria y Concursal. He currently serves as Syndic of Grupo Supervielle S.A.

Maria Valeria Del Bono Lonardi is a Lawyer graduated from Universidad de Buenos Aires and attended other professional specialization courses, including the International Criminal Update Program at Universidad Austral (2009). She joined Salvi Law Firm in 1995 and since then has been dedicated to the counseling and practice of criminal law. Her professional specialization is mainly based on the dogmatic of criminal offenses, with permanent assistance to insurance companies and independent professionals; the elaboration of strategies and proposals of technical defenses in the framework of oral and public trials and the advice on the prevention of corporate fraud, particularly to banking and financial entities. She is a member of the Bar Association of Buenos Aires and of the Bar Association of San Isidro. She currently serves as a Syndic of Grupo Supervielle S.A. and as an Alternate Syndic of Banco Supervielle S.A.

Carlos Enrique Lose holds a degree in Accountancy graduated from the Universidad de Buenos Aires. He worked for several years in the Audit Department of an important audit firm, and later dedicated to providing business advice. He was a lecturer at the Universidad de Buenos Aires’ School of Economics and has lectured courses at both public and private professional institutions. He is a founding partner of Bermúdez, Lose & Asociados. He has published different Works with specialized journals and is a co-author of the book Normas de Presentación de Estados Contables de Sociedades por Acciones. Until 2023 he served as Alternate Syndic of IUDU Compañía Financiera S.A. He currently serves as an Alternate Syndic of Grupo Supervielle S.A, Espacio Cordial de Servicios S.A., Micro Lending S.A.U., Invertironline S.A.U., Portal Integral de Inversiones S.A.U., Bolsillo Digital S.A.U. and Supervielle Agente de Negociación S.A.U.

Roberto Aníbal Boggiano holds a degree in Accountancy graduated from Universidad de Buenos Aires. He attended post-graduate seminars on planning and corporate taxation. He has worked at several companies, including Celulosa Jujuy S.A., where he was as an analyst accountant assistant, general accountant and chief of planning from 1978 to 1994; Sert S.A., where he served as the administrative manager from 1994 to 1995; and Estudio Carlos Asato y Asociados, where he was in charge of corporate taxation and advising from 1995 to 2021. He currently serves as an Alternate Syndic of Grupo Supervielle S.A. and as a Syndic of Banco Supervielle S.A.

Jorge Antonio Bermúdez holds a degree in Accountancy graduated from Universidad de Buenos Aires. After working in the Audit Department of a major firm, he specialized in the Consulting and Finance fields, where he held senior management positions at important service companies. Later on he became a full time advisor in these fields. He was also a professor at the School of Economics of Universidad de Buenos Aires and lectured courses in private entities in addition to those arranged by his own firm. Until 2023 he served as Alternate Syndic of IUDU Compañía Financiera S.A. At present, he is an alternate syndic of Grupo Supervielle S.A., Banco Supervielle S.A, Espacio Cordial de Servicios S.A., Micro Lending S.A.U., Invertironline S.A.U., Portal Integral de Inversiones S.A.U., Bolsillo Digital S.A.U. and Supervielle Agente de Negociación S.A.U.

All candidates proposed to comprise the Supervisory Committee, in case of being re-elected, will have the status of “Independent” according to the regulations of the CNV.

10.	Consideration of the results for the fiscal year ended December 31, 2024 and destination of unallocated results as of December 31, 2024 (profit of thousands $124.977.709) proposed to: (i) be fully absorbed against a legal reserve of $6.248.885 thousand, (ii) a facultative reserve of thousand $93,733,282, and (iii) a reserve for future dividends of thousand $24.995.542.

It is hereby informed that the Unappropriated Positive Results as of December 31, 2024, amount to $124.977.709 thousand, which this Board of Directors proposes to distribute as follows (in thousands of pesos):

(i)	$6.248.885 legal reserve;
(ii)	$93.733.282 to be constituted under the terms of Article 70 of Law 19,550, intended indistinctly for: (a) investment projects already committed, (b) future investments related to new projects approved by the Board of Directors, (c) acquisition of the company's own shares, (d) payment of dividends based on the company's financial condition, and (e) absorption of present or future losses. The Board of Directors is delegated the authority to partially or fully reallocate the discretionary reserve for its intended purposes, determining its amount, currency, form, terms, and conditions.
(iii)	$24.995.542 to the constitution of a discretionary reserve for future dividends, in accordance with the provisions of Article 70 of Law 19,550.

If the Shareholders' Meeting approves the aforementioned proposal, the Net Equity of Grupo Supervielle S.A. will be structured as detailed below:

31.12.2024
Thousands of $
Share capital	437.731
Capital adjustments	59.149.131
Share premium	554.292.371
Treasury Shares	18.991
Comprehensive adjustment of treasury shares	8.690.435
Cost of treasury shares	(21.167.430)
Legal reserve	18.515.403
Discretionary reserve	174.734.817
Reserve for future dividends	24.995.542
Other comprehensive income	2.939.451
Total net equity	822.606.442

11.	Delegation to the Board of Directors the power to withdraw the reserve for future dividends for up to the amount of thousand AR$ 24.995.542 in order to allocate it to the payment of a dividend in cash and/or in kind, in that last case valued at market price, or in any combination of both options and the determination of the opportunity, and other terms and conditions thereof.

The Board of Directors proposes, in the terms of the recommendation of the preceding point of the Agenda, to expressly approve the delegation to the Board of Directors of the power to fully or partially cancel the facultative reserve for the payment of dividends for the sum of up to thousands of AR$24.995.542, and for such purposes may determine the timing, amount, currency, type, terms and other terms and conditions dividends´s payment to the shareholders of the Company.

12.	Remuneration of the Certifying Accountant for the financial statements for the fiscal year ended December 31, 2024.

The Board of Directors proposes that the remuneration of the Certifying Accountant for the financial statements for the fiscal year ended December 31, 2024, be set at $95,589,777 ($91,894,780 excluding the corresponding inflation adjustment). It is hereby recorded that the Audit Committee has approved the full scope of services provided by the External Auditor, as well as the corresponding fees.

Furthermore, for informational purposes only, it is communicated that the remuneration of the Certifying Accountant for the financial statements of the Company and its controlled entities for the fiscal year ended December 31, 2024, amounts to $1,492,879,435 ($1,290,667,440 excluding the inflation adjustment).

13.	Appointment of Regular and Alternate Certifying Accountants for the financial statements for the fiscal year to end December 31, 2025, and determination of their remuneration.

In accordance with the recommendation of the Audit Committee, the Board of Directors proposes the appointment of Mr. Sebastián Morazzo and Mr. Nicolás Ángel Carusoni, partners at Price Waterhouse & Co. S.R.L., as Principal and Alternate Certifying Accountants, respectively, for the financial statements for the fiscal year ending December 31, 2025.

Regarding their remuneration, it is proposed that it be determined by the Annual Shareholders' Meeting that considers the financial statements as of December 31, 2025.

14.

Allocation of the budget to the Audit Committee in the terms of Section 110 of the Capital Markets Law No. 26,831, to obtain legal and advice and advice from other independent professional and hire their services.

The Board of Directors proposes allocating a budget of $58,000,000 to the Audit Committee for the hiring of professional services during the fiscal year ending December 31, 2025.

This budget may be used for consulting, advisory services, legal services, and training, depending on the needs of the Audit Committee in carrying out its functions.

15.

Increase in the share capital of Grupo Supervielle S.A. by the sum of up to a nominal value of $120.000.000 (one hundred twenty million pesos), through the issuance of up to 120.000.000 (one hundred twenty million) new ordinary, book-entry Class B shares with one (1) vote and a nominal value of $1 (one peso) per share and with the right to dividends on equal terms as the ordinary, book-entry Class B shares in circulation at the time of issuance, to be offered for public subscription in the country or abroad through the procedure of article 62 bis of the Capital Markets Law No. 26.831. Setting the parameters within which the Board of Directors will establish the issuance premium. Destination of the funds.

The Board of Directors proposes the approval of a capital increase of up to $120,000,000, through the issuance of up to 120,000,000 new ordinary, book-entry Class B shares, each with a nominal value of $1 (one peso) per share and the right to one (1) vote per share, with dividend rights on equal terms as the outstanding ordinary, book-entry Class B shares. These shares will be offered for public subscription in Argentina or abroad, following the procedure and conditions set forth in Article 62 bis of Capital Markets Law No. 26,831. The Board of Directors considers that the continued expansion in credit demand, both from productive sectors and consumers, requires a greater supply of innovative and competitive financial products and services. In this context, the capital increase would strengthen the Company's ability to expand its client base, diversify its funding sources, and consolidate its leadership in the sector.

Furthermore, in accordance with the provisions of Article 62 of Capital Markets Law No. 26,831, it is proposed to authorize the Board of Directors to resolve an additional capital increase of up to 15% of the number of shares previously authorized. This increase would be represented by new additional Class B shares, in the event that the 120,000,000 new shares are not sufficient to meet any excess demand or oversubscription option.

It is expressly established that new shareholders will not have preemptive or accretion rights regarding the additional shares issued as a result of the exercise of the oversubscription option.

The Board of Directors proposes that the shares be issued with a share premium above their nominal value and that the Board (which may, in turn, delegate this authority to designated company officers) be authorized to determine the final subscription price of the new Class B shares (and, consequently, the applicable share premium). This price shall be set within a minimum equivalent to 85% and a maximum equivalent to 120% of the volume-weighted average trading prices of the Company's American Depositary Receipts (ADRs) on the New York Stock Exchange, recorded during the five (5) trading days immediately preceding the date on which the final subscription price must be determined.  The resulting dollar price shall be divided by five (5) to obtain the price in U.S. dollars per Class B share and then converted into pesos, applying the reference exchange rate reported by the Central Bank of the Republic of Argentina for the pricing date or for the date determined by the Board, in the event that the integration of new shares in U.S. dollars is also foreseen. The Board of Directors is also authorized, if necessary, to establish a non-binding indicative price range and/or an indicative reference price. Finally, it is proposed that the net proceeds from the placement of new shares be used for general corporate purposes, aimed at expanding the Company's business operations and strengthening its position within Argentina's financial system. The Board of Directors (with delegation powers) will determine the specific use of such funds, which may include, among other purposes, the increase of loan volumes and assets of its subsidiaries.

16.

Request for the respective authorization to make a public offering in the country and/or in foreign markets as determined by the Board of Directors in due course (making use of the company's title registration mechanism with the Securities and Exchange Commission under the universal "shelf" modality contemplated in the regulations of said entity), and listing on Bolsas y Mercados Argentinos S.A., A3 Mercados S.A., the New York Stock Exchange, and/or on the stock exchanges and/or markets of the country or abroad as likewise determined by the Board of Directors.

It is proposed to request the necessary authorization to conduct a public offering in Argentina and/or in foreign markets as determined by the Board of Directors at the appropriate time. If deemed convenient, the necessary registrations may be requested before the Securities and Exchange Commission (SEC), including under the Universal Shelf registration mechanism in accordance with applicable U.S. regulations. Additionally, it is proposed to list the new Class B shares on Bolsas y Mercados Argentinos S.A. (BYMA), A3 Mercados S.A. (A3), the New York Stock Exchange (NYSE), and/or other stock exchanges and/or markets, either domestic or foreign, under the terms and conditions to be determined by the Board of Directors at the appropriate time.

Furthermore, the Company may resort to authorization and issuance systems in foreign markets, allowing for the issuance of securities under New York law through a depositary bank. These securities will represent certain rights over the deposited shares in accordance with the terms of a deposit agreement and may be structured under the form of American Depositary Shares (ADSs) and/or American Depositary Receipts (ADRs).

17.	Delegation to the Board of the necessary powers for the implementation of the resolutions of item 15 and item 16 of the previous agenda.

The Board of Directors records that the majority shareholder has expressed their intention to delegate powers to the Board of Directors for: (i) Implementation of the capital increase and determination of the conditions for the issuance of new shares, (ii) Obtaining the necessary authorizations for the public offering, listing, and trading of the new shares and/or ADSs and/or ADRs, both domestically and internationally, (iii) Subscription of contracts and agreements with the financial institutions and depositaries involved in the process, (iv) Adjustment of the current ADR program, (v) Implementation of other decisions adopted at this Shareholders' Meeting concerning items 15 and 16 of the Agenda, and (vi) Sub-delegation of the delegated powers to directors or managers.

18.	Consideration of the authorization to the Board of Directors for the disposal of the shares in the Company's portfolio under the terms of article 67 of the Capital Markets Law.

The Board of Directors recalls that, within the framework of the Annual Shareholders’ Meeting held on April 19, 2024, the Company approved the sale of all or part of the treasury shares held as of that date, in accordance with Article 67 of Capital Markets Law No. 26,831. The Board was granted powers to: (i) Determine the sale of treasury shares, including the quantity, timing, method, price, and other necessary conditions, in compliance with applicable regulations; (ii) Allocate all or part of the treasury shares to a compensation program established by the Company; and/or (iii) Distribute all or part of the treasury shares among shareholders in proportion to their holdings.

The Board of Directors further notes that, following the April 19, 2024, Shareholders’ Meeting, the Company repurchased an additional 4,940,665 shares (the "New Treasury Shares"), which were not included in the previous authorization. Therefore, the Board considers it appropriate for the Shareholders’ Meeting to grant authorization for the disposal of the New Treasury Shares, within the limits and purposes established by applicable regulations. Accordingly, the Board requests authorization from the Shareholders’ Meeting to: (i) sell all or part of the New Treasury Shares, with broad powers to determine the quantity, timing, method, price, and other necessary conditions, in compliance with applicable regulations; (ii) allocate all or part of the New Treasury Shares to a compensation program established by the Company; and/or (iii) Distribute all or part of the New Treasury Shares among shareholders in proportion to their holdings.

19.       Authorizations.

The Board of Directors proposes the authorization of: (i) Any of the Company's Directors to, with the broadest powers, execute public deeds and/or perform any necessary and/or appropriate acts to implement and formalize the resolutions approved at the Shareholders' Meeting. (ii) Dr. Celeste Ibañez, Dr. Agustina del Pilar González, and Dr. Carla Susana Cánepa (members of the Company's Legal Department) to, individually, jointly, alternatively, and indistinctly, with the broadest powers, carry out all necessary and appropriate procedures and actions to obtain the approval and registration of the resolutions adopted at the Shareholders' Meeting by the competent authorities. They shall be authorized to sign public and/or private documents, publish notices, sign affidavits and professional reports required by applicable regulations, and, once the relevant instruments have been executed, proceed with their registration before the Commercial Registry. They shall also be empowered to undertake all necessary procedures to obtain the authorizations approved at the Shareholders' Meeting before the National Securities Commission (Comisión Nacional de Valores - CNV), Bolsas y Mercados Argentinos S.A. (BYMA), A3 Mercados S.A., and any other stock market, regulatory authority, agency, or entity as applicable, including but not limited to the Official Gazette. For this purpose, they may submit applications, publish notices, sign documents, review files, retrieve copies of documentation, respond to official requests, file appeals, request extracts, obtain photocopies, execute any other public and/or private instrument, and, in general, carry out all necessary procedures, actions, and steps to fulfill their mandate.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: March 19, 2025	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer